The following further amends the N-1A registration statement of Valgro Funds, Inc., originally filed 10/20/99 and already modified by a pre-effective amendment that was filed 10/25/99:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Robert Rintel
President, Valgro Funds, Inc.
signed in Chicago, Illinois on October 28, 1999